Exhibit 99.1

UCN REPORTS THIRD QUARTER 2007 RESULTS

Continued growth of inContact® segment revenue

Salt Lake City – November 12, 2007 – UCN, Inc. (NASDAQ: UCNN), the leading provider of hosted communication systems, reported financial results for the quarter ended September 30, 2007.

QUARTERLY HIGHLIGHTS

•	Closed $8.5 million equity funding and paid down entire balance of the revolving credit facility.

•	Our common stock became listed on The NASDAQ Capital Market.

•	The inContact segment achieved its 11th consecutive quarter of record revenue totaling $7.7 million; bringing total for 2007 to $21.0 million.

•	The inContact segment costs of revenue as a percentage of revenue decreased 12.6 percentage points to 35.6% as compared to 48.2 % in the same quarter of 2006.

•	Consolidated costs of revenue as a percentage of revenue decreased by 7.2 percentage points to 55.7% during the quarter as compared to 62.9% during the same quarter in 2006.

•	Signed 27 new accounts, while increasing the average size of our minimum monthly revenue commitment by 65%, quarter over quarter, meaning our average deal size is getting larger.

Paul Jarman, UCN CEO, stated, “This quarter showed great progress in all key areas of our business. We saw improvements in sales, product development, operations and our balance sheet. We also improved our management team with the addition of three seasoned vice presidents from industry leading companies who are now managing respectively, UCN engineering, inContact operations and our Customer Satisfaction product lines.” Jarman added, “During the quarter we launched two new products – inContact/eLearning and inContact/Hiring and Retention. These products significantly improve fit, retention and productivity of contact center agents. Additionally, just last week, we announced a strategic sales alliance with Kelly Services that could significantly accelerate our penetration of mid to large contact centers. We’ve never been in a better position to capitalize on the market opportunity.”

INCONTACT SEGMENT FINANCIAL RESULTS

Revenue from the inContact segment nearly doubled to a record $7.7 million for the third quarter as compared to the same period in 2006, and added $512,000 in additional revenue over the second quarter of 2007. The first quarter acquisitions of our customer survey and workforce scheduling products contributed $1.1 million of the inContact revenue growth. Excluding the first quarter acquisition revenue of $1.1 million, the inContact segment increased $2.7 million or 68% as compared to the same quarter in 2006. Second quarter inContact segment revenue includes $3.9 million of related long distance voice and data revenue and $3.8 million of inContact technology revenue.

BALANCE SHEET AND WORKING CAPITAL

The overall cash position of the company improved dramatically due primarily to the recent $8.5 million equity funding. In addition to the $6.7 million of cash on hand at September 30, 2007, there was also an additional $7.0 million of availability under our revolving credit facility for a total of $13.7 million of cash and availability. Our working capital position improved dramatically to $4.3 million and the current ratio improved to 1.34. Immediately after the equity funding, the company eliminated the entire outstanding balance of the revolving credit facility, which left only $1.2 million of total outstanding debt at September 30, 2007.

CONSOLIDATED FINANCIAL RESULTS

Consolidated revenue for the third quarter decreased to $19.6 million compared to $20.2 million in the same period in 2006. The decrease over third quarter 2006 is due to UCN’s decision to improve cost of revenue as a percentage of total revenue by discontinuing telecom services to a few large-volume, low-margin customers during 2006 which has affected each subsequent quarter’s consolidated revenues. Cost of revenues as percentage of revenue decreased by 7.2 percentage points to 55.7% during the quarter from 62.9% in the same quarter in 2006, due to increased inContact revenue and decreased carrier costs and the addition of higher margin inContact customers.

Consolidated net loss for the quarter was $2.0 million or 7 cents per share, compared to a net loss of $1.6 million or 7 cents per share in the same period in 2006. This net loss includes continued investment in the inContact segment, $1.5 million of depreciation and amortization, and $387,000 in stock-based compensation expense.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP measure that provides important insight into UCN’s operating results. Third quarter 2007 EBITDA loss of $434,000 includes $387,000 of non-cash, stock-based compensation expense. This brings EBITDA for the first nine months of 2007 to $7,000, after non-cash stock-based compensation of $986,000.

Brian Moroney, UCN CFO, stated, “We made great strides in improving our balance sheet and working capital position during the quarter by closing the $8.5 million equity funding. This will help to ensure the company has the resources to pursue our aggressive growth goals.”

CONFERENCE CALL INFORMATION

UCN will hold a conference call to discuss its third quarter results later today at 2:30 PM Mountain (4:30 PM Eastern). UCN CEO Paul Jarman and CFO Brian Moroney will host the presentation, followed by a question and answer period.

Date: Monday, November 12, 2007

Time: 4:30 pm Eastern (1:30 pm Pacific)

Dial-In Number: 1-877-860-4996

International: 1-973-582-2854

Conference ID#: 9430997

The call will be recorded and accessible as an audio file after the call from UCN’s investor page at www.ucn.net/investors.

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization and ask you to wait until the call begins. If you have any difficulty connecting with the conference call, please contact the Liolios Group at (949) 574-3860.

A replay of the call will be available after 7:30 p.m. on the same day and until November 19, 2007:

Toll-free replay number: 1-877-519-4471

International replay number: 1-973-341-3080

Replay Pin#: 9430997

About UCN, Inc.

UCN (NASDAQ: UCNN) is the leading provider of all-in-one, off-premises contact handling services that improve the customer contact experience and the productivity of those handling the contacts. InContact® includes an integrated suite of core contact handling applications, including contact routing, interactive menus, database integration, automated surveys and scoring analysis, reporting, monitoring, recording, administration and workforce scheduling and forecasting applications. InControl™ is a unique, rapid application development tool that enables inContact customers to develop highly flexible, customized business contact handling processes in record time. To learn more about UCN, visit www.ucn.net.

Company Contact:	Investor Contact:
Jeramiah Forbush UCN, Director of Finance & Compliance 801-715-5302 jeramiah.forbush@ucn.net	Liolios Group Inc. Scott Liolios or Ron Both 949-574-3860 scott@liolios.com

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words and include, but are not limited to, statements regarding projected results of operations and management’s future strategic plans. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

The risks and uncertainties referred to above include, but are not limited to, risks associated with our business model; our ability to develop or acquire, and gain market acceptance for new products, including our new sales and marketing and voice automation products, in a cost-effective and timely manner; the gain or loss of key customers; competitive pressures; our ability to expand operations; fluctuations in our earnings as a result of the impact of stock-based compensation expense; interruptions or delays in our hosting operations; breaches of our security measures; our ability to protect our intellectual property from infringement, and to avoid infringing on the intellectual property rights of third parties; and our ability to expand, retain and motivate our employees and manage our growth. Further information on potential factors that could affect our financial results is included in our Annual Report on Form 10-K, quarterly reports of Form 10-Q, and in other filings with the Securities and Exchange Commission. The forward-looking statements in this release speak only as of the date they are made. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

UCN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands) - unaudited

	September 30,	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$6,681	$4,559
Restricted cash	—	10
Accounts and other receivables, net of allowance for uncollectible accounts of $1,799 and $1,746, respectively	9,256	8,996
Other current assets	845	594

Total current assets	16,782	14,159

Property and equipment, net	6,000	4,810
Intangible assets, net	7,791	6,373
Goodwill	1,849	—
Other assets	299	617

Total assets	$32,721	$25,959

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$725	$720
Trade accounts payable	7,692	8,350
Accrued liabilities	2,706	2,024
Accrued commissions	1,285	1,448
Deferred revenue	99	—

Total current liabilities	12,507	12,542

Long-term debt and capital lease obligations	512	6,523
Other long-term liabilities and deferred revenue	47	46

Total liabilities	13,066	19,111

Total stockholders’ equity	19,655	6,848

Total liabilities and stockholders’ equity	$32,721	$25,959

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -(Unaudited)

(in thousands except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Revenue	$19,628	$20,204	$59,422	$63,794

Operating expenses:
Costs of revenue (excluding depreciation and amortization shown separately below)	10,931	12,708	33,595	41,771
Selling and promotion	3,883	3,498	11,835	10,548
General and administrative	4,574	3,303	12,436	9,785
Depreciation and amortization	1,453	1,879	4,740	5,622
Research and development	674	260	1,549	921

Total operating expenses	21,515	21,648	64,155	68,647

Loss from operations	(1,887)	(1,444)	(4,733)	(4,853)
Other income (expense):
Interest income	3	42	22	124
Interest expense	(126)	(244)	(529)	(828)
Loss on early extinguishment of debt	—	—	—	(364)

Total other expense	(123)	(202)	(507)	(1,068)

Net loss before income taxes	(2,010)	(1,646)	(5,240)	(5,921)

Income tax expense	9	3	14	11

Net loss	$(2,019)	$(1,649)	$(5,254)	$(5,932)

Net loss per common share:
Basic and diluted	$(0.07)	$(0.07)	$(0.19)	$(0.25)

Weighted average common shares outstanding:
Basic and diluted	28,908	24,142	27,804	24,111

Customer Segments:

UCN manages its business based on two customer segments: Telecom and inContact. The Telecom segment includes all voice and data long distance services provided to customers not utilizing any inContact services. The inContact segment includes revenues from customers using any inContact services as well as their long distance voice and data services. InContact services include automatic call distribution, interactive voice response, data storage, email, chat, computer telephony integration, call recording, conferencing and reporting. In mid February 2007, UCN closed two strategic acquisitions which have been added to the inContact segment. The BenchmarkPortal, Inc. acquisition allows us to provide customers a hosted process for measuring the effectiveness of agent interactions with clients. The ScheduleQ, LLC acquisition allows UCN to provide its customers a hosted solution for automating the scheduling, forecasting and alert notification functions common to most contact center/customer service type operations. These additions augment UCN’s all-in-one hosted inContact solution.

For the three months ended September 30, 2007, the inContact segment revenue of $7.7 million includes $3.9 million of related long distance voice and data services and $3.8 million of inContact technology services. For the three months ended September 30, 2006, the inContact segment revenue of $3.9 million includes $2.8 million of long distance voice and data services and $1.1 million of inContact technology services. Management will continue to evaluate the components of the inContact segment as future strategic initiatives are implemented. Operating segment revenues and profitability for the three months ended September 30, 2007 and 2006 were as follows (in thousands-unaudited):

	Three Months Ended September 30, 2007
	Telecom	inContact	Consolidated
Revenue	$11,909	$7,719	$19,628

Costs of revenue (excluding depreciation and amortization shown separately below)	8,184	2,747	10,931
Selling and promotion	1,319	2,564	3,883
General and administrative	2,164	2,410	4,574
Depreciation and amortization	660	793	1,453
Research and development	—	674	674

Loss from operations	$(418)	$(1,469)	$(1,887)

	Three Months Ended September 30, 2006
	Telecom	inContact	Consolidated
Revenue	$16,274	$3,930	$20,204

Costs of revenue (excluding depreciation and amortization shown separately below)	10,812	1,896	12,708
Selling and promotion	2,003	1,495	3,498
General and administrative	2,353	950	3,303
Depreciation and amortization	1,362	517	1,879
Research and development	—	260	260

Loss from operations	$(256)	$(1,188)	$(1,444)

For the nine months ended September 30, 2007, the inContact segment revenue of $21.0 million includes $11.5 million of related long distance voice and data services and $9.5 million of inContact technology services. For the nine months ended September 30, 2006, the inContact segment revenue of $10.5 million includes $7.8 million of long distance voice and data services and $2.7 million of inContact technology services. Management will continue to evaluate the components of the inContact segment as future strategic initiatives are implemented. Operating segment revenues and profitability for the nine months ended September 30, 2007 and 2006 were as follows (in thousands-unaudited):

	Nine Months Ended September 30, 2007
	Telecom	inContact	Consolidated
Revenue	$38,425	$20,997	$59,422

Costs of revenue (excluding depreciation and amortization shown separately below)	25,685	7,910	33,595
Selling and promotion	4,519	7,316	11,835
General and administrative	6,733	5,703	12,436
Depreciation and amortization	2,509	2,231	4,740
Research and development	1	1,548	1,549

Loss from operations	$(1,022)	$(3,711)	$(4,733)

	Nine Months Ended September 30, 2006
	Telecom	inContact	Consolidated
Revenue	$53,290	$10,504	$63,794

Costs of revenue (excluding depreciation and amortization shown separately below)	36,477	5,294	41,771
Selling and promotion	6,207	4,341	10,548
General and administrative	7,272	2,513	9,785
Depreciation and amortization	4,101	1,521	5,622
Research and development	—	921	921

Loss from operations	$(767)	$(4,086)	$(4,853)

Reconciliation of Non-GAAP Measures:

“EBITDA,” which is calculated as Earnings Before deductions for Interest, Taxes, Depreciation and Amortization, is not a measure of financial performance under generally accepted accounting principles (GAAP). EBITDA is provided for the use of the reader in understanding UCN’s operating results and is not prepared in accordance with, nor does it serve as an alternative to GAAP measures and may be materially different from similar measures used by other companies. While not a substitute for information prepared in accordance with GAAP, we believe that this information is helpful for investors to more easily understand our operating financial performance. We also feel this measure may better enable an investor to form views of our potential financial performance in the future. This measure has limitations as an analytical tool, and investors should not consider EBITDA in isolation or as a substitute for analysis of our results prepared in accordance with GAAP.

Reconciliation of EBITDA to Net loss as it is presented on

the Consolidated Statements of Operations for UCN, Inc. (unaudited)

(in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Net loss	$(2,019)	$(1,649)	$(5,254)	$(5,932)

Depreciation and amortization	1,453	1,879	4,740	5,622
Interest income and expense, net	123	202	507	704
Income tax expense	9	3	14	11

EBITDA	$(434)	$435	$7	$405